

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

<u>Via U.S.Mail</u>
Jeannie Bacal
President and Chief Executive Officer
Sector 5, Inc.
2186 Darby Street
Escondido, California 92025

>   **Re: Sector 5, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 29, 2012**
>   **File No. 333-181742**

Dear Ms. Bacal:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 1</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>The Offering, page 6</u>

3.   We note the statement that the offering "may" terminate at a certain time. We also note the initial 180 days and "any extension thereto." Please revise to confirm, if true, that if the offering is extended it *will* terminate no later than the last day of the second 180-day period.

4.   Please revise your references to Minimum Offering here and elsewhere in your prospectus to reflect, if true, that this is an all-or-none offering and not a minimum-maximum offering. We also note references to "no minimum" on the cover page and elsewhere. Please revise accordingly.

5.   It appears that the escrow agreement may be terminated by the parties at any time. Please revise to include appropriate disclosure regarding such termination.

<u>Risk Factors, page 8</u>

6.   Consider revising to address the risk that your principal shareholder's may cause Sector 5 to issue additional shares after the offering in order to fund the business and thereby further dilute the holdings of any purchasers in this offering or tell us why such risk is not applicable.

Plan of Distribution, page 16

7.   Please clarify the reference to the 30-day period in the first paragraph on page 18.

8.   We note the statement that your officer and affiliates do not intend to purchase shares in the offering. Please revise to address the extent to which they may purchase shares, including whether such purchases may be made to sell the required number within the offering period.

Description of our Business, page 20

Business Overview, page 21

9.   Please clarify what trademark you are referencing in the third paragraph and reconcile with your disclosure on page 25 that you do not have any trademarks.

Background Information about our Officer and Director, page 33

10.   We note statements regarding Ms. Bacal's experience in the garment industry up to 2006. We also note the statement on page four that her relationships "encompass all the expertise required for operations during the development stage of the Company." Please revise to address the extent to which Ms. Bacal's principal occupations and employment during the past five years have involved work similar to what she plans to do for Sector 5.

11.   Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Jeannie Bacal should serve as a director. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

12.   We note your disclosure in the fifth paragraph regarding advances that have not been formalized in a promissory note. Please clarify if any advances by the related party are currently outstanding and quantify those advances.

13.   Please revise to provide disclosure regarding promoters. See Item 404(c) of Regulation S-K.

Exhibits

14.   Please file complete exhibits. We note, for example, that the Information Sheet filed as part of exhibit 99.2 is incomplete.

15.   The assumption in the second sentence of the third paragraph in Exhibit 5 appears overly broad. Please file a revised opinion. Refer to Section II.B.3. of Staff Legal Bulletin No. 19 for guidance.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

16.   Please advise your independent accountant to revise their consent to refer to the appropriate date of their audit report. It appears such date should be May 24, 2012 versus April 30, 2012 as stated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Suying Li, Staff Accountant, at (202) 551- 3335 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director

cc: Harold P. Gewerter, Esq.